EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Potential Delay In Filing Year-End Reporting Documents

The Company remains optimistic and is making all efforts to release the Reporting Documents by the required deadline, but is taking steps to notify the market in the case additional time is required

Toronto, Ontario – December 22, 2023 – Electrovaya Inc. (NASDAQ/TSX: ELVA) (“Electrovaya”, or the “Company”) announces there is a potential for delay in the filing of its annual financial statements for the year ended September 30, 2023 and related management’s discussion and analysis and certifications (collectively, the “Financial Statements”), and the CEO and CFO certificates delating to the Financial Statements (the “Required Filings”) beyond the prescribed filing deadlines.

The potential delay in filing the Required Filings is due to the need for additional time to complete all required procedures by the Company’s newly appointed auditor, some of which depended on third parties. The Company undertook the change of auditor in connection with the listing of its common shares on the NASDAQ Capital Market earlier in 2023 and the growing business size, business combination and complexity, which required a larger auditing firm to be engaged.

The Company’s board of directors, management, and current and former external auditors are working expeditiously to meet the Company’s obligations to file the Required Filings within the prescribed timeframe. In the event the Required Filings are not filed by the prescribed filing deadline, the Company expects the Required Filings to be made in early January and in any event not later than January 12, 2024.

Considering the foregoing, the Company believes that in the event the Required Filings not be filed by December 29, 2023 the imposition of a management cease trade order (“MCTO”) as contemplated under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) is warranted. An MCTO provides a mechanism restricting the Company’s CEO and CFO from trading in the Company securities while allowing the common shares to continue trading on the TSX and NASDAQ. The Company has applied for a MCTO, however there is no assurance that it will be granted.

In the even the Required Filings are not filed on time, the Company has confirmed that it intends to satisfy the provisions of the alternative information guidelines described in sections 9 and 10 of NP 12-203 for so long as it remains in default for failure to file the Required Filings. In the event an MCTO is not granted, or the Company fails to file the appropriate Default Status Reports as prescribed by NP 12-203, applicable Canadian securities regulatory authorities may impose an Issuer Cease Trade Order.

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The Company confirms that it is not subject to any insolvency proceeding as of the date hereof. The Company also confirms that there is no other material information concerning the affairs of the Company that have not been generally disclosed as of the date herein.

The Company expects to update the information in this news release when it becomes certain as to whether the Required Filings will or will not be delayed.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to statements regarding the timing, review, completion and filing of the Required Filings, the application and grant of an MCTO, and the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” (or the negatives thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the ability to file the Required Filings and obtain an MCTO are based on, among other things, the current state of the Required Filing and remaining open items, and ongoing activity with the Company’s auditors. Important factors that could cause actual results to differ materially from expectations include but are not limited to the risk of the Company not obtaining an MCTO or filing the Required Filings on time.

The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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